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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December, 2003
                        Commission File Number: 000-30540

                                GIGAMEDIA LIMITED
                        122 TunHua North Road, 14th Floor
                             Taipei, Taiwan (R.O.C.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  [  x  ]                 Form 40-F  [      ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes  [     ]                       No   [  x  ]

(If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b) :82-                .)


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GIGAMEDIA LIMITED is filing under cover of Form 6-K:

Please note that this report on Form 6-K should be read in conjunction with GigaMedia's annual report on Form 20-F/A for the year ended December 31, 2002, which was filed with the Commission on August 15, 2003.


Contents

1. Press release announcing board resignations (attached hereto as Exhibit 99.1).

2. GigaMedia Limited 2002 Employee Share Option Plan (attached hereto as
   Exhibit 99.2).


GigaMedia Limited 2002 Employee Share Option Plan

On June 27, 2002, our shareholders approved the adoption of our 2002 Employee Share Option Plan, or the 2002 Plan, under which we may grant to our employees, directors, officers and certain other qualified persons options to purchase up to a total of 3,000,000 of our common shares.

The 2002 Plan is administered by a committee designated by our board of directors. The committee as plan administrator has complete discretion to determine the exercise price for the option grants, which eligible individuals are to receive option grants, the time or times when options grants are to be made, the number of shares subject to grant and the maximum term for which any granted option is exercisable.

As of the date of this report, no grants have been made under the 2002 Plan, but the committee, in reviewing executives and other employees compensation in the upcoming year, may determine to grant options under the 2002 Plan.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            GigaMedia Limited
                                            -----------------
                                            (Registrant)

Date: December 15, 2003                     By: /s/ Hsia, Winston
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                                            (Signature)
                                            Name:  Hsia, Winston
                                            Title: Chief Financial Officer